EXHIBIT 99.1

Evaxion to present new biomarker data for AI-designed personalized cancer vaccine EVX-01 at the SITC 2025 Annual Meeting

  New biomarker and immune data from the ongoing phase 2 trial with EVX-01 will be presented at the Society for Immunotherapy of Cancer (SITC) 2025 Annual Meeting
  The data will be the latest of many additions to EVX-01’s strong data package
  Two-year clinical efficacy data from the trial will be presented at the European Society for Medical Oncology (ESMO) 2025 congress on October 17, 2025

COPENHAGEN, Denmark, October 3, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, will present new data for its lead asset EVX-01 at a poster session at the Society for Immunotherapy of Cancer (SITC) 2025 Annual Meeting taking place in National Harbor November 5-9, 2025. Designed with Evaxion’s AI-Immunology™ platform, EVX-01 is a personalized cancer vaccine currently being evaluated as a treatment for advanced melanoma (skin cancer).

Evaxion will present new biomarker and immune data stemming from the ongoing phase 2 trial with EVX-01. The two-year clinical efficacy data from the trial will, as earlier announced, be presented in an oral presentation at the ESMO 2025 congress on October 17, 2025. Both datasets will add to an already strong data package for EVX-01, which includes convincing one-year interim data from the phase 2 trial.

The phase 2 trial investigates EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma (skin cancer). Each patient enrolled in the trial has received a unique vaccine designed and manufactured based on their individual biology. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

SITC presentation details:

  Abstract title: Immune correlates of clinical response following treatment with the personalized cancer vaccine EVX-01 and Pembrolizumab in advanced melanoma patients
  Abstract#: 605
  Poster#: 605
  Session (category): Clinical trials in progress (subcategory: Skin cancers)
  Location: Lower Level Atrium - Prince George's ABC
  Date/Time: Friday, November 7, 2025, 5:10–6:35 p.m. ET/23.10-00.35 CET
  Presenter: Michail Angelos Pavlidis, Research Associate at Evaxion

About EVX-01

EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

EVX-01 is designed with our AI-Immunology™ platform and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

In clinical trials, EVX-01 has demonstrated 69% and 67% Overall Response Rates in patients with advanced melanoma. Further, significant correlations between clinical responses and AI-Immunology™ predictions have been observed, underlining the predictive power of the platform.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion

Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement

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